
VENECREDIT
SECURITIES, INC.

April 1, 2025

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Reference: Annual Audited Report Form X-17A-5 Part III
               (n) Material Inadequacies

Dear Sirs,

The management of Venecredit Securities, Inc. to the best of its knowledge and also based upon the conclusions of the annual audit for fiscal year 2024 of its independent accountant Grant Thornton Cayman Islands (PCAOB 5346), we are not aware of any material inadequacies as set forth in paragraph (K)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



_____
Alvaro Frias, CEO

George F. Valle
_____
George F. Valle, CCO/FINOP

Client services

1111 Brickell Avenue, Suite 1575   **Phone**: 305 372 2446 **Fax** 305 358 1353
Miami, Florida 33131   **Website**: venecreditsecurities.com